NewsRelease

Obama Denies Keystone XL Permit
TransCanada Will Review Its Options

Calgary, Alberta – November 6, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it will review all of its options in light of a permit denial for Keystone XL. Those options include filing a new application to receive a Presidential Permit for a cross border crude oil pipeline from Canada to the United States.

“TransCanada and its shippers remain absolutely committed to building this important energy infrastructure project,” said Russ Girling, TransCanada’s president and chief executive officer. “We will review our options to potentially file a new application for border-crossing authority to ship our customer’s crude oil, and will now analyze the stated rationale for the denial.”

Girling points out that TransCanada continues to have the support of American and Canadian workers, labor organizations, industry and most of all, the American and Canadian people. He adds with their continued support, the company believes that a pipeline will eventually be built as this is the safest, most economically efficient means of getting crude oil to market.

****A statement from Mr. Girling will be issued shortly.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522

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